FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 03, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________________

MECHEL HOLDS ITS ANNUAL GENERAL SHAREHOLDERS MEETING

Moscow, Russia — July 3, 2006 — Mechel OAO (NYSE: MTL), a leading Russian mining and steel company, today announced the results of its Annual General Shareholders’ Meeting.

The Annual General Shareholders Meeting adopted the following resolutions:

•          To approve a dividend of RUR 12.73 per share (about USD 1.41 per one ADR1) based on the company’s operational results for 2005, amounting to a total of RUR 5.3 billion ($195.7 million1). The dividends’ value exceeds 50% of Mechel’s net income under US GAAP.

Dividends should be paid out before the end of 2006.

•          To elect the following people to Mechel’s Board of Directors (BoD):

•      Igor Zyuzin;

•      Vladimir Iorich;

•      Alexey Ivanushkin;

•      Roger I. Gale (independent director);

•      A. David Johnson (independent director);

•      Serafim V. Kolpakov (independent director);

•      Alexander E. Yevtushenko (independent director);

•      Valentin V. Proskurnya (independent director);

•      Alex Polevoy.

The number of Directors on the Company’s Board remains unchanged from last year. Independent directors, as before, make up the majority in Mechel’s BoD.

•         To approve Mechel’s annual report and annual Russian financial statements and report.

•         To elect Mechel’s Review Commission and appoint Financial and Accounting Consultants Limited Liability Company, Moscow, as its auditor for its Russian statutory accounts.

•         To approve changes and additions to Mechel’s Charter.

(1)             Calculated at the exchange rate of the Russian Federation Central Bank as of June 30, 2006, amounting to 27.08 Russian Rubles per one US Dollar.

The first meeting of the Board of Directors in 2006, held following the Annual General Shareholders’ Meeting, re-elected Igor V. Zyuzin to be its Chairman.

***

Mechel OAO
Irina Ostryakova
Phone: 7-495-258-18-28
e-mail: irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO
By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date: July 03, 2006